June 29, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

  Attention: Stephani Bouvet, Esq.

Re:	Brocade Communications Systems, Inc.
Registration Statement on Form S-4
SEC File No. 333-167625

Ladies and Gentlemen:

Brocade Communication Systems, Inc. (the “Company”) intends to offer to exchange (the “Exchange Offer”) up to $300,000,000 aggregate principal amount of its 6.625% Senior Secured Notes due 2018 and up to $300,000,000 aggregate principal amount of its 6.875% Senior Secured Notes due 2020 (collectively, the “Registered Notes”), each of which have been registered under the Securities Act of 1933, as amended (the “Act”), for an equal aggregate principal amount of its outstanding 6.625% Senior Secured Notes due 2018 and its outstanding 6.875% Senior Secured Notes due 2020 (such notes, collectively, the “Outstanding Notes”), respectively, each issued in a private offering and resold under Rule 144A in January 2010. The Registered Notes will be guaranteed by certain wholly owned subsidiaries of the Company (the “Guarantors”) under an indenture to be qualified under the Trust Indenture Act of 1939 (the “Guarantees”).

In compliance with the requirements set forth by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”), the Company and the Guarantors hereby advise you that they are registering the Registered Notes and the Guarantees in reliance on the position enunciated by the Staff in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”), the Morgan Stanley Letter and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Letter”).

Each of Company and the Guarantors represent that it has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offer, and that to its knowledge, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Company and the Guarantors represent that they will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Registered Notes to be received in the Exchange Offer: (1) may not rely on the position of the Commission enunciated in Shearman & Sterling Letter, the Morgan Stanley Letter, the Exxon Letter or similar letters, and (2) must comply with registration and prospectus delivery requirements of the Act in connection with a secondary resale transaction. The Company and each of the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company and the Guarantors further represent that they will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Registered Notes (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions).

The Company and the Guarantors also represent that they will include in the transmittal letter or similar documentation to be executed by the exchange offeree to participate in the Exchange Offer: (1) a representation to the effect that by accepting the Exchange Offer, the exchange offeree (including any broker-dealer) represents to the Company and the Guarantors that it is not engaged in, and does not intend to engage in, a distribution of the Registered Notes, and (2) a representation to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of Registered Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Act.

The Company and the Guarantors will commence the Exchange Offer for the Outstanding Notes when the above-referenced Registration Statement is declared effective by the Commission. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company and the Guarantors in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Please direct any questions or comments relating to the foregoing to Tom MacMitchell, Senior Director of Legal Affairs at (408) 333-5833, John Brottem, Corporate Counsel at (408) 333-5039 or Nancy H. Wojtas, Esq. at Cooley LLP at (650) 843-5819.

Very truly yours,

/s/ Tyler E. Wall, Esq.
Tyler E. Wall, Esq.
Vice President and General Counsel
Brocade Communications Systems, Inc.

cc:	Richard Deranleau, Chief Financial Officer and Vice President, Finance
Nancy H. Wojtas, Esq.

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